United States securities and exchange commission logo





                             August 16, 2021

       David Chen
       President
       808 Renewable Energy Corporation
       850 Tidewater Shores Loop, Suite 402
       Bradenton, Florida 34208

                                                        Re: 808 Renewable
Energy Corporation
                                                            Registration
Statement on Form 10-12G
                                                            Filed July 20, 2021
                                                            File No. 000-56313

       Dear Mr. Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       Item 1. Business
       Background, page 1

   1. We note your disclosures under this heading and on F-6 indicating that SilverLight
                                                        Aviation, LLC ("SLA
LLC") has been in the business of manufacturing and selling
                                                        gyroplane kits
"throughout the United States" for ten years. You state that you are manufacturing a two
seat gyrocopter, which you refer to as    AR-1    (American Ranger 1),
                                                        and are in the process
of designing a Side-by-Side four-seat VTOL (vertical take-off
                                                        & landing) model.

                                                        Please expand your
disclosures to clarify the extent of historical operations, assets and facilities of SLA LLC,
including the number of gyroplane kits previously manufactured and sold, the
composition of inventory, and the nature of any intangible assets acquired.
 David Chen
FirstName LastNameDavid  Chen
808 Renewable  Energy Corporation
Comapany
August 16, Name808
           2021     Renewable Energy Corporation
August
Page 2 16, 2021 Page 2
FirstName LastName

         Please also clarify the extent to which your facilities are being utilized, describe your manufacturing capacity, and the timeline and milestones associated with the VTOL, to include your current status within the timeline, estimated capital expenditures, and any material uncertainties.
2. Please expand your description of the Reverse-Trike Division to describe (i) the inventory acquired in your recent acquisition, including the number of vehicles and the nature of any work-in-process, and (ii) the basis for the estimated sale prices on page 5, including all material assumptions and considering the absence of any historical sales.

         Please also clarify whether your intended business is to purchase and resell the vehicles, or to also manufacture the vehicles, and explain what you mean by the term "Tesla model sales network" versus the "Franchise Dealer Network," including details sufficient to understand the characteristics and features of the chosen model over the alternative model, along with your rationale.

         Finally, explain the intended role of Silverlight Electric Vehicle Inc., which you describe as the "sales arm" for the Trike Division, and provide an outline of the economic arrangement and the reasons that your interest in the entity would be 51% while Remy
         Breton would have 49%.
Aviation Division, page 2

3. Please provide us with supplemental support, or in the alternative provide a citation, for your statement that you are "one of the only two" gyrocopter manufacturers in the U.S.
Government Regulation, page 6

4. Please expand your disclosure to describe the regulations that are material to your business. In this regard, we note your disclosure here that as your products can be used for private, commercial, public agency or military purposes, their sale and operation are governed by regulations appropriate to each category. In addition, we note your disclosure on page 7 that your business is subject, in part, to regulatory procedures and administration enacted by and/or administered by the FAA. See Item 101(h)(4)(ix) of
         Regulation S-K.
Intellectual Property, page 6

5. We note the disclosure that you do not have any copyrights, trademarks, but you generally rely upon copyright, trademark and trade secret laws to protect and maintain your proprietary rights for your technology and products. We further note that on August 16,
         2021 you announced in a press release that you received the trademark of ORCA from the
         United States Patent and Trademark Office. To the extent material, please disclose the details of your intellectual property (e.g., patents, trademarks, copyrights, etc.) and whether you have licenses to use any third-party created content. David Chen
FirstName LastNameDavid  Chen
808 Renewable  Energy Corporation
Comapany
August 16, Name808
           2021     Renewable Energy Corporation
August
Page 3 16, 2021 Page 3
FirstName LastName
Item 1A. Risk Factors
Risks Related to Our Business, page 7

6. We note that you hold fifty-five percent (55%) of the membership interest in SilverLight
         Aviation, LLC, and fifty-one percent (51%) of Silverlight Electric Vehicle Inc., the two subsidiaries through which you operate your business. Please add risk factor disclosure for any related risks that are material. For example, discuss any material risks related to rights of the minority shareholders.
We may choose to raise additional capital. , page 9

7. You disclose here that you expect your existing cash balances will be sufficient to meet your working capital and capital expenditure needs for the next twelve months. However, you disclose on page 10 that based on your average monthly expenses and current burn rate, you estimate that your cash on hand will not sufficiently support your operation for the next twelve months. In addition, you disclose on page 15 that to continue operations for the next 12 months you will have a cash need of approximately $500,000 and should you not be able to fulfill your cash needs through the increase of revenue you will need to raise money through outside investors through convertible notes, debt or similar instrument(s). Please revise to address this apparent discrepancy or explain.
Impact of COVID-19 on Our Business, page 10

8. We note your disclosure here that the COVID-19 pandemic is anticipated to have a material adverse impact on your business, financial condition and results of operations.
         Please revise your disclosure here or elsewhere as appropriate to more thoroughly disclose any material effects of COVID-19 on your business, financial condition and results of operations. We note your disclosure on page 15 that "the lack of sales in 2020 was due to the pandemic and setting up your new facility at Gatewood Corporate Center in
         Bradenton, Florida." Also discuss what management expects the pandemic's future impact will be, how management is responding to evolving events, and how it is planning for COVID-19- related uncertainties. For guidance, consider the Division of Corporation
         Finance's Disclosure Guidance Topics Nos. 9 & 9A, available on our website.
Item 2. Financial Information
Management's Discussion and Analysis
Plan of Operation, page 15

9. We note your disclosure indicating that to continue operations for the next 12 months, you will need cash of approximately $500,000. Please expand your disclosure to explain how the funds will be used, while distinguishing between capital expenditures and operating costs, and clarifying the extent to which this amount will further operations of each division described on pages 2 through 5.

         Given that you indicate one source of funds would be the sale of products and services
 David Chen
FirstName LastNameDavid  Chen
808 Renewable  Energy Corporation
Comapany
August 16, Name808
           2021     Renewable Energy Corporation
August
Page 4 16, 2021 Page 4
FirstName LastName
         and have reported sales of $39,183 for the quarter ended March 31, 2021, also describe these sales and your potential to make further sales over the course of the coming year.
         For example, disclose the number of gyrocopters sold, the number of gyrocopters in inventory, and the composition of any work-in-process. If any portion of the revenue relates to services, describe the nature of services performed.
Item 6. Executive Compensation, page 26

10. Please disclose the material terms of your employment arrangements with your executive officers whether, written or unwritten. See Item 402(o)(1) of Regulation S-K.
Item 8. Legal Proceedings, page 28

11. We note that on November 16, 2016, the Securities and Exchange Commission filed a complaint charging the Company, Patrick Carter, the founder and former CEO of the
         Company, and others with violating federal antifraud laws and related SEC rules. We also note the SEC seeks disgorgement of allegedly ill-gotten gains plus prejudgment interest and penalties, permanent injunctive relief, and penny-stock bars against the defendants, as well as officer and director bars against Carter and Kirkbride. Please revise to disclose these charges pending against the Company and related proceedings. In addition, please consider adding a risk factor addressing related risks.
Item 9. Market Price of and Dividends on the Registrants Common Equity and
Related
Stockholder Matters, page 28

12. Please revise your filing to also provide a range of high and low bid information for any subsequent interim period for which financial statements are included. Refer to Item
         201(a)(1)(iii) of Regulation S-K.
Item 11. Description of Registrant's Securities to be Registered, page 29

13. Please expand your disclosure to provide a brief description of the rights of your preferred stock. See Item 202(a) of Regulation S-K.
Item 15. Financial Statements and Exhibits
(a) Financial Statements
Note 4 - Significant Acquisition, page F-10

14. We understand from your disclosure that on March 15, 2021 you acquired a fifty-five percent interest in SilverLight Aviation, LLC ("SLA LLC"), which you describe as a company that is "...in the business of manufacturing and selling gyroplane kits to the general public throughout the United States" on page 1, and as a company that "has been in business for approximately ten years and specializes in the design, manufacture and sale of gyroplane kits" on page F-6.

         Given that you report zero assets and no operations as of December 31, 2020, it appears
 David Chen
FirstName LastNameDavid  Chen
808 Renewable  Energy Corporation
Comapany
August 16, Name808
           2021     Renewable Energy Corporation
August
Page 5 16, 2021 Page 5
FirstName LastName
         that you would need to include the financial statements of SLA LLC in your registration statement to comply with Item 13 of Form 10, and Article 8 of Regulation S-X, also considering the definition of predecessor in Rule 12b-2 of Regulation 12B. These would ordinarily need to be audited for the two fiscal years ending prior to your acquisition.

         If SLA LLC is properly identified as your predecessor, you would also need to include financial statements for the subsequent interim period up to the date of acquisition; and
         these would eventually need to be audited along with your 2021 results, when financial statements covering the fiscal year are filed.

         Please include the financial statements of SLA LLC in your registration statement or explain to us why you believe the aforementioned guidance would not apply to you and submit any underlying documentation in support of your view, including your assessment of whether the entity constitutes a business.
15. Please revise your disclosure to describe the composition of current assets and the intangible assets acquired.
Note 6 - Stockholders    Equity
Subsequent Events, page F-13

16. Please expand your disclosure of the May 3, 2021 acquisition from Atelier de Motelage
         RB, Inc. to identify and describe the assets acquired.
General

17. Please update the financial statements in your registration statement to comply with Rule
         8-08 of Regulation S-X.
18. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange
         Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang, Staff Accountant, at 202-551-3867 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.
 David Chen
808 Renewable Energy Corporation
August 16, 2021
Page 6




                                                Sincerely,
FirstName LastNameDavid Chen
                                                Division of Corporation Finance
Comapany Name808 Renewable Energy Corporation
                                                Office of Energy &
Transportation
August 16, 2021 Page 6
cc:       Jeffrey M. Stein, Esq.
FirstName LastName